Exhibit 4.4

NUMBER   SHARES

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

O'SULLIVAN INDUSTRIES HOLDINGS, INC.

This certifies that _____ is the owner of _____ full paid and non-assessable Shares of Series C Junior Preferred Stock, par value $.01 per share, transferable on the books of the Corporation in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and sealed with the Seal of the Corporation, this _____day of_____ A.D. _____.

_____   _____
                    Secretary   President

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For Value Received, ____hereby sell, assign and transfer unto ____________________ __________________________ Shares represented by the within Certificate, and do hereby irrevocably constitute and appoint __________________________ Attorney to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.

Dated________________________________

In presence of

__________________________ ____________________________

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN EXEMPTION FROM REGISTRATION THEREUNDER. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER, CERTAIN REPURCHASE OPTIONS AND CERTAIN OTHER AGREEMENTS SET FORTH IN AN EXECUTIVE STOCK AGREEMENT BETWEEN THE COMPANY AND THE SIGNATORY THERETO DATED AS OF _____, ____ AND A STOCKHOLDERS AGREEMENT AMONG THE COMPANY AND CERTAIN OTHER PARTIES THERETO DATED AS OF NOVEMBER 30, 1999. A COPY OF SUCH AGREEMENT MAY BE OBTAINED BY THE HOLDER HEREOF AT THE COMPANY'S PRINCIPAL PLACE OF BUSINESS WITHOUT CHARGE.

THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS. THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS.